Exhibit 99.2
Capitalization and indebtedness

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 September 2008 in accordance with IFRS:

30 September 2008
$ million
Share capital
Authorized share capital (1)	9,021

Capital shares (2-3)	5,176
Paid-in surplus (4)	10,832
Merger reserve (4)	27,206
Own shares	(322)
Available-for-sale investments	(62)
Cash flow hedges	(333)
Foreign currency translation reserve	4,717
Treasury shares	(21,570)
Share-based payment reserve	1,174
Profit and loss account	78,886

BP shareholders’ equity	105,704

Finance debt (5-7)
Due within one year	14,258
Due after more than one year	14,042

Total finance debt	28,300

Total capitalization (8)	134,004

(1)	Authorized share capital comprises 36 billion ordinary shares, par value US$0.25 per share, and 12,750,000 cumulative preference shares, par value £1 per share.

(2)	Issued share capital as of 30 September 2008 comprised 18,725,073,035 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,893,076,215 ordinary shares which have been bought back and held in treasury by BP, and which are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(3)	Capital shares represent the ordinary shares of BP which has been issued and is fully paid.

(4)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 September 2008.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 30 September 2008, the parent company, BP p.l.c., had outstanding guarantees totalling US$24,621 million, of which US$24,566 million related to guarantees in respect of borrowings by its subsidiary undertakings. Thus 87% of the finance debt had been guaranteed by BP. BP has no material outstanding contingent liabilities. All of BP’s debt is unsecured.

(8)	There has been no material change since 30 September 2008 in the consolidated capitalization, indebtedness or contingent liabilities of BP.

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